UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA reports that the Board of Directors, at the meeting held on 30th January 2014, has resolved to call the Annual General Meeting of Shareholders to be held in Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4 on 13th March 2014, at 12:00 at first summons, and in the same place and at the same time on 14th March 2014 at second summons. It will have the agenda attached.

Madrid, 31st January 2014

2014 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AGENDA

ONE.- Examination and approval of the Annual Financial Statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the Management Reports for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group. Allocation of profits or losses. Approval of corporate management. All these refer to the year ending 31st December 2013.

TWO.- Adoption of the following resolutions on the re-election, ratification and appointment of members to the Board of Directors:

2.1	Re-election of Mr. Tomás Alfaro Drake

2.2	Re-election of Mr. Carlos Loring Martínez de Irujo

2.3	Re-election of Mr. José Luis Palao García-Suelto

2.4	Re-election of Ms. Susana Rodríguez Vidarte

2.5	Ratification and appointment of Mr. José Manuel González-Páramo Martínez-Murillo

2.6	Appointment of Ms. Lourdes Máiz Carro

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at the number resulting from the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Authorisation for the Company to acquire treasury stock directly or through Group companies, establishing the limits or requirements for such acquisition, and conferring the powers to the Board of Directors necessary for its execution, repealing, insofar as not executed, the authorisation granted by the General Meeting held 12th March 2010.

FOUR.- Approve four capital increases to be charged to reserves in order to implement the BBVA shareholder remuneration system called “Dividend Option”:

4.1. Increase the share capital, according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request listing from the competent Spanish and non-Spanish authorities for the new shares to be traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, on the SIBE electronic trading platform, and on the non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.2. Increase the share capital, according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request listing from the competent Spanish and non-Spanish authorities for the new shares to be traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, on the SIBE electronic trading platform, and on the non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.3. Increase the share capital, according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request listing from the competent Spanish and non-Spanish authorities for the new shares to be traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, on the SIBE electronic trading platform, and on the non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

4.4. Increase the share capital, according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Commitment to purchase shareholders’ free allocation rights at a guaranteed price. Express provision for the possibility of the capital increase being undersubscribed. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to take the measures necessary for its execution and to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital. Request listing from the competent Spanish and non-Spanish authorities for the new shares to be traded on the Madrid, Barcelona, Bilbao and Valencia Securities Exchanges, on the SIBE electronic trading platform, and on the non-Spanish securities exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

FIVE.- Approve the conditions of the system of variable remuneration in shares of Banco Bilbao Vizcaya Argentaria, S.A. for 2014, targeted at its management team, including the executive directors and members of the senior management.

SIX.- Approve the maximum variable component of the remuneration of the executive directors, senior managers and certain employees whose professional activities have a significant impact on the Company’s risk profile or who perform control functions.

SEVEN.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group in 2014.

EIGHT.- Conferral of authority on the Board of Directors, which may in turn delegate such authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

NINE.- Consultative vote on the Annual Report on Directors’ Remuneration of Banco Bilbao Vizcaya Argentaria, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 31, 2014	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative